02053979

SECUR... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 164

DEC 27 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2001 (MM/DD/YY) AND ENDING September 30, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: National Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Fourth Avenue Suite 2200
(No. and Street)

Seattle (City) Washington (State) 98154 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leo Satriawan 206-622-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grassi & Company
(Name – *if individual, state last, first, middle name*)

805 Third Avenue (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leo Sarriawan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of National Securities Corporation, as of September 30, 2002, XX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Except as indicated in the footnotes to the consolidated Financial Statements.

Signature

Chief Financial Officer

Title

STEVEN C. McCLURG NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES AUG 16, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Indepent Certified Public Accountants on Internal Control Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

TABLE OF CONTENTS

SEPTEMBER 30, 2002

Offices in Principal Cities Worldwide
GRASSI & CO.
Certified Public Accountants, P.C.

INDEPENDENT AUDITORS' REPORT

December 6, 2002

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of National Securities Corporation and Subsidiary (a wholly-owned subsidiary of Olympic Cascade Financial Corporation) as of September 30, 2002, and the related consolidated statements of operations, stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of National Securities Corporation and Subsidiary as of September 30, 2002 and the consolidated results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Grassi & Co., CPAs, P.C.

Grassi & Co., CPAs, P.C.

2001 Marcus Avenue Suite S-265
Lake Success, New York 11042
(516) 256-3500 • Fax (516) 256-3510

805 Third Avenue, 21st Floor
New York, New York 10022
(212) 593-3100 • Fax (212) 355-3631

www.grassicpas.com

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2002

ASSETS

CASH	$	324,000
RESTRICTED CASH		309,000
DEPOSITS		1,489,000
RECEIVABLES		
Broker-dealers and clearing organizations		1,269,000
Other, net of reserve for uncollectible accounts of $209,000		1,155,000
ADVANCES TO REGISTERED REPRESENTATIVES		799,000
SECURITIES HELD FOR RESALE, at market		606,000
FIXED ASSETS, net		369,000
OTHER ASSETS		1,299,000
	$	7,619,000

LIABILITIES AND STOCKHOLDER'S EQUITY

CASH OVERDRAFT	$	408,000
PAYABLE TO BROKER-DEALER AND CLEARING ORGANIZATIONS		490,000
SECURITIES SOLD, BUT NOT YET PURCHASED, at market		105,000
NOTE PAYABLE - RELATED PARTY		1,000,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES		2,661,000
		4,664,000
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock, $.02 par value, 5,000,000 shares authorized; 100 shares issued and outstanding		-
Additional paid-in capital		9,000,000
Deficit		(6,045,000)
		2,955,000
	$	7,619,000

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS

YEAR ENDED SEPTEMBER 30, 2002

REVENUES:		
Commissions	$	28,168,000
Investment banking		253,000
Interest and dividends		1,640,000
Net dealer inventory gains		10,217,000
Transfer fees and clearing services		1,343,000
Advisory fees		291,000
		41,912,000
EXPENSES:		
Commissions		26,353,000
Employee compensation and related expenses		5,071,000
Clearance fees		4,579,000
Communications		2,865,000
Occupancy and equipment costs		3,532,000
Interest		355,000
Professional fees		591,000
Taxes, licenses and registration		366,000
Other		1,543,000
		45,255,000
NET LOSS	$	(3,343,000)

See notes to consolidated financial statements.

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-in		
	Shares	Amount	Capital	Deficit	Total
BALANCE, September 28, 2001	100	$ -	$ 6,514,000	$ (2,702,000)	$ 3,812,000
Capital contribution	-	-	2,486,000	-	2,486,000
Net loss	-	-	-	(3,343,000)	(3,343,000)
BALANCE, September 30, 2002	100	$ -	$ 9,000,000	$ (6,045,000)	$ 2,955,000

See notes to consolidated financial statements

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED SEPTEMBER 30, 2002

Subordinated borrowings at September 28, 2001	$	1,000,000
Borrowings/repayments during the year		-
Subordinated borrowings at September 30, 2002	$	1,000,000

See notes to consolidated financial statements

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS

YEAR ENDED SEPTEMBER 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,343,000)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		285,000
Provision for uncollectible accounts		209,000
Changes in assets and liabilities:		
Decrease in cash, cash equivalents and securities		37,188,000
Decrease in restricted cash		16,000
Decrease in deposits		3,166,000
Decrease in receivables		28,127,000
Increase in advances to registered representatives		(312,000)
Decrease in due to/from affiliates		263,000
Decrease in securities held for resale		525,000
Decrease in other assets		140,000
Decrease in payable to broker-dealers and clearing organizations		(9,530,000)
Decrease in payable to customers		(54,512,000)
Decrease in securities sold, but not yet purchased		(686,000)
Increase in accounts payable, accrued expenses and other liabilities		835,000
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,371,000
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(94,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Decrease in cash overdraft		(1,148,000)
Capital contribution from parent		2,486,000
Repayment of borrowings under line of credit		(3,500,000)
NET CASH USED IN FINANCING ACTIVITIES		(2,162,000)
NET INCREASE IN CASH		115,000
CASH, beginning of year		209,000
CASH, end of year	$	324,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during year for interest	$	355,000

See notes to consolidated financial statements.

1. ORGANIZATION

National Securities Corporation and Subsidiary, ("National" or the "Company") was incorporated in 1947 under the laws of the State of Washington. Its primary business is to provide financial services and products to the general public and to the financial community as a registered broker-dealer in accordance with the Securities and Exchange Act of 1934. The Company has offices throughout the United States with its principal office located in Seattle, Washington.

The Company is a wholly-owned subsidiary of Olympic Cascade Financial Corporation ("Olympic").

As discussed in Notes 15 through 17, the Company and Olympic have entered into certain transactions that affect the operations, ownership and working capital available to Olympic and the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

a. Principles of Consolidation - The consolidated financial statements include the accounts of National and its wholly-owned subsidiary, National Asset Management, Inc. All significant intercompany accounts and transactions have been eliminated.

b. Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reporting amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Accounting Method - Customer security transactions and the related commission income and expense are recorded as of the trade date.

d. Fixed Assets - Fixed assets are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to five years. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization is removed from the accounts and any gain or loss on disposal is recognized currently.

e. Fiscal Year – During the year, the Company changed its fiscal year from a 52-53 week fiscal year ending on the last Friday in September, to a fiscal year ending on September 30.

f. Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company defines cash as cash subject to immediate withdrawal.

g. Income Taxes - The Company reports its income for federal tax purposes on a consolidated basis with Olympic; however, the Company's federal income tax has been calculated on a separate return basis for these financial statements. The Company recognizes deferred tax assets and liabilities based on the difference between the financial statements carrying amounts and the tax basis of assets and liabilities, using the effective tax rates in the years in which the differences are expected to reverse. A valuation allowance related to deferred tax assets is also recorded when it is probable that some or all of the deferred tax asset will not be realized.

h. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, accounts payable, accrued expenses, and other liabilities approximates fair value based on the short-term maturity of these instruments.

i. Impairment of Long-Lived Assets - The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At September 30, 2002 the Company believes that there has been no impairment of its long-lived assets.

j. Other Receivables - The Company extends unsecured credit in the normal course of business to its brokers. The allowance for doubtful accounts reflects management's opinion of amounts, which may ultimately become uncollectible.

k. Concentrations of Credit Risk - The Company is engaged in trading and a broad range of securities brokerage and investment services to a diverse retail and institutional clientele, as well as corporate finance and investment banking services to corporations and businesses. Counterparties to the Company's business activities include broker-dealers and clearing organizations, banks and other financial institutions. The Company uses clearing brokers to process transactions and maintain customer accounts on a fee basis for the Company. The Company uses one clearing broker for more then 90% of their business. The Company permits the clearing firms to extend credit to their clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by their customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing brokers for losses they incur while extending credit to the Company's clients. It is the Company's policy to review, as necessary, the credit standing of their customers and each counterparty.

The Company maintains cash and cash equivalents with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. At times such amounts may exceed the FDIC limits. At September 30, 2002 the uninsured cash and restricted cash bank balances were $226,000 and $209,000, respectively. The Company believes it is not exposed to any significant credit risks for cash.

3. CASH, CASH EQUIVALENTS AND SECURITIES

As discussed in Note 15, in August 2001, National entered into an agreement with First Clearing Corporation ("FCC") in which FCC provides clearing and other related services for the Company. In accordance with this agreement, all customer receivables and payables have been transferred to FCC. As such, the Company no longer maintains cash, cash equivalents and securities that were segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

4. RESTRICTED CASH

The Company maintains an escrow account on behalf of a customer in which National acted as its underwriter. Funds are wired at the direction of the customer. As of September 30, 2002, the balance in the account is $309,000. Additionally, the opening cash balance in the consolidated statement of cash flows has been adjusted for the reclassification of $325,000 of restricted cash in order to conform to the current year's presentation.

5. BROKER-DEALER AND CLEARING ORGANIZATIONS RECEIVABLES AND PAYABLES

At September 30, 2002 amounts receivable from and payable to brokers and dealers and clearing organizations include fees and commissions, and principal securities purchased on margin, respectively.

6. SECURITIES HELD FOR RESALE AND SECURITIES SOLD, BUT NOT YET PURCHASED

As of September 30, 2002 securities held for resale and securities sold, but not yet purchased include:

		Securities Held For Resale		Securities Sold, But Not Yet Purchased
Corporate stocks	$	576,000	$	29,000
Government obligations		30,000		76,000
Total	$	606,000	$	105,000

Securities held for resale and securities sold, but not yet purchased are recorded at fair value. Fair value is generally based upon quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based upon other relevant factors, including dealer price quotations, price activity of similar instruments and pricing models. Pricing models consider the time value and volatility factors underlying the financial instruments and other economic measurements.

Securities sold, but not yet purchased commit the Company to deliver specified securities at predetermined prices. The transactions may result in market risk since, to satisfy the obligation, the Company must acquire the securities at market prices, which may exceed the values reflected on the consolidated statement of financial condition.

7. FIXED ASSETS

Fixed assets as of September 30, 2002 consist of the following:

Office machines	$	338,000
Furniture and fixtures		672,000
Interactive fixed assets		56,000
Phone system		159,000
Electronic equipment		1,431,000
Leasehold improvements		170,000
		2,826,000
Less: accumulated depreciation and amortization		(2,457,000)
	$	369,000

8. LINE OF CREDIT

In January 2001, the Company consummated a revolving line of credit of $5,000,000, amended to $4,000,000 on November 8, 2001, with American National Bank. Interest was payable monthly. The line was secured by certain assets of the Company, excluding items prohibited from being pledged and assets set forth by the U.S. Securities and Exchange Commission ("SEC"). As a result of default of certain financial covenants, on November 8, 2001 the Company entered into a forbearance agreement expiring December 21, 2001, at which time any outstanding balance was due to be paid and the line of credit terminated. During the year ended September 30, 2002, the Company repaid the outstanding balance of $3,500,000.

9. NOTE PAYABLE – RELATED PARTY

On February 1, 2001, the Company executed a secured demand note collateral agreement with an employee of the Company and a Director of Olympic, to borrow securities that can be used by the Company for collateral agreements. These securities have been initially pledged through an unrelated broker-dealer, and have a borrowing value totaling $1 million. The note bears interest at 5%, is paid monthly, and matures on February 1, 2004. Certain of the securities have been pledged as collateral for three letters of credit, in the amounts of $249,000, $125,000 and $38,000, executed by Olympic on behalf of the Company. No amounts have been drawn on these letters of credit. The securities have been included in other assets in the accompanying Consolidated Statement of Financial Condition.

10. INCOME TAXES

At September 30, 2002, the Company had net a operating loss carryforward of approximately $10,153,000 that may be applied against future taxable income and expiring in 2021 and 2022. The Company has a deferred tax asset arising from such net operating loss deduction and has recorded a valuation allowance for the full amount of such deferred tax asset since the likelihood of realization of the tax benefits cannot be determined.

Deferred tax asset:		
Net operating expense carryforward	$	3,452,000
Valuation allowance		(3,452,000)
Net deferred tax asset	$	-

The difference between the benefit at the federal statutory rate and the actual tax benefit is due to the recording of a valuation allowance for the full amount of the deferred tax asset.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. As of September 30, 2002, the Company is required to maintain a minimum net capital of $250,000 or a specified amount per security based on the bid price of each security for which the Company is a market maker. The net capital and excess net capital amounts for the Company are as follows:

Net capital	$	1,427,000
Excess net capital	$	1,050,000

12. COMMITMENTS

Leases - As of September 30, 2002, the Company leases office space and equipment in various states and is committed under operating leases for future minimum payments as follows:

Fiscal Year Ending		
2003	$	2,075,000
2004		2,073,000
2005		2,134,000
2006		2,031,000
2007		2,036,000
Thereafter		3,476,000
	$	13,825,000

Rental expense under all operating leases for the year ended September 30, 2002 was $2,404,000.

13. CONTINGENCIES

The Company has been named, together with others, as a defendant in a consolidated class action lawsuit filed against Complete Management, Inc. No specific amount of damages has been sought in the complaint. In June 2000, the Company filed to dismiss this action. In March 2001, the United States District Court for the Southern District of New York denied the Company's motion to dismiss. In May 2001, the Company submitted its answer to the complaint in which it set forth its defenses. In November 2001, plaintiffs filed a motion to certify the class. Plaintiffs thereafter withdrew their motion and the case was referred to mediation. Should the matter not be settled the Company would then pursue its defenses.

A former officer of National, Craig M. Gould, has commenced an arbitration proceeding against the Company claiming a breach of his employment contract, and is seeking approximately $575,000 in damages. The Company believes it has meritorious defenses and intends to vigorously defend this action, although the ultimate outcome of the matter cannot be determined at this time.

In June 2002, the Company was named, together with others, as a defendant in a class action lawsuit relating to a series of private placements of securities in Fastpoint Communications, Inc. in the Superior Court for the State of California for the County of San Diego. In August 2002, the plaintiffs filed an amended complaint alleging violations of state statutory and common law, as well as Section 12 of the Securities Act of 1933. No specific amount of damages has been sought against the Company in the complaint. In November 2002, the Company filed a demurrer seeking a dismissal of the action. No decision has been rendered. The Company believes it has meritorious defenses and intends to vigorously contest class certification and defend this action, although the ultimate outcome of the matter cannot be determined at this time.

The Company is a defendant in various other arbitrations and administrative proceedings, lawsuits and claims that in the aggregate seek general and punitive damages of approximately $3,900,000. These matters arise out of the normal course of business. The Company intends to vigorously defend itself in these actions.

14. EMPLOYEE BENEFITS

The Company has a 401(k) profit sharing plan, which covers substantially all employees. Participants may contribute up to 25% of eligible compensation, as defined in the plan, subject to certain limitations. The Company's annual contributions are made at the discretion of the Board of Directors. During the fiscal year ended September 30, 2002, the Company made no contributions to the plan.

15. CLEARING AGREEMENTS

In August 2001, the Company entered into a ten-year agreement with FCC, a wholly-owned subsidiary of Wachovia Corporation, under which FCC provides clearing and other related services for the Company. The conversion to FCC began in December 2001, and was completed in March 2002.

In connection with the clearing agreement. Olympic entered into a ten-year, $6,000,000 promissory note agreement whereby FCC would make advances to Olympic in varying amounts according to the terms of the agreement. The amount of the note that is repayable on each anniversary date is the principal and accrued interest then outstanding divided by the remaining life of the note. However, the note agreement provided for the forgiveness of the amount payable based on certain business performance and trading volumes over the life of the loan. The loan required that Olympic maintain stockholder's equity of no less than $2 million, which was subsequently reduced to $1 million. Upon the execution of the aforementioned clearing agreement, Olympic received an initial advance of $1 million, which was then contributed to the Company and used to make a refundable deposit as required with the clearing agreement. In December 2001, with the completion of the conversion from a self-clearing firm to fully-disclosed, Olympic received a second advance of $1 million, which it contributed to National.

The agreement also requires the payment of a termination fee ranging from $2,000,000 to $400,000 if terminated within years one through six of the agreement. Olympic has pledged its shares of stock of the Company to secure the aforementioned note.

In connection with the above agreement with FCC, in November 2001, the Company notified US Clearing ("USC") of its intention to terminate its clearing relationship. In March and April 2002, the Company was refunded its clearing deposit, net of miscellaneous expenses, of $975,000 from USC.

16. OLYMPIC EQUITY TRANSACTIONS

a) The clearing agreement with FCC, as mentioned in Note 15, provided for a $1,000,000 loan that was extended to Olympic upon substantial completion of the conversion on December 31, 2001, and was subsequently contributed to National.

b) Additional borrowings were available to the Company upon the attainment by National of certain volume and profitability goals. In finalizing the conversion, a dispute arose among the Company, USC, and FCC, regarding the responsibility for debit balances in certain trading accounts. The three parties agreed to share the expense. The Company's share of this settlement, $548,000, was advanced to Olympic by FCC and added to the existing promissory note. Such amount was contributed to capital by Olympic. As part of the settlement, the minimum level of stockholder's equity required to be maintained by Olympic under the promissory note was reduced from $2 million to $1 million and, except as disclosed in Note 17, no further borrowings are available under the promissory note, as amended.

c) In addition to the above contributions, during the year ended September 30, 2002, Olympic contributed an aggregate of $938,000 to National.

17. SUBSEQUENT EVENTS

In October 2002, Olympic commenced a private placement of its securities that is being offered to a limited number of accredited investors pursuant to Rule 501 of Regulation D under the Securities Act (the "Private Offering"). The maximum to be raised in the Private Offering is $2 million. National is acting as the placement agent on a best efforts basis for the Private Offering. In November 2002, the Company received a $350,000 capital contribution from Olympic, which Olympic received from the sale of $575,500 of securities under this Private Offering.

In November 2002, FCC agreed to match, as a loan to Olympic, the first $375,000 raised by Olympic in the Private Offering, maturing in January 2004. The Company received a $375,000 capital contribution from Olympic in the form of a clearing fee rebate from FCC.

SUPPLEMENTARY INFORMATION

SCHEDULE I

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2002

Total consolidated stockholder's equity	$	2,955,000
Add:		
Subordinated borrowings allowable in computation of net capital		1,000,000
Total capital and allowable subordinated borrowings		3,955,000
Deductions and/or charges:		
Nonallowable assets:		
Fixed assets		369,000
Advances, receivables and other assets		1,951,000
Secured demand note deficiency		35,000
		2,355,000
Net capital before haircuts on security positions		1,600,000
Haircuts on securities (computed where applicable, pursuant to Rule 15c3-1-1(f)):		
U.S. government obligations		6,000
Trading and investment securities		139,000
Undue concentration		28,000
		173,000
Net capital	$	1,427,000

SCHEDULE I

NATIONAL SECURITIES CORPORATION AND SUBSIDIARY

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2002
(CONTINUED)

COMPUTAION OF ALTERNATE CAPITAL REQUIREMENT 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation	$	0
MINIMUM NET CAPITAL REQUIREMENT - electing the alternative method	$	377,000
NET CAPITAL REQUIREMENT - greater of minimum net capital requirement or 2% of aggregate debit items under the reserve requirement	$	377,000
EXCESS NET CAPITAL - net capital less net capital requirement	$	1,050,000
NET CAPITAL in excess of 5% of combined aggregate debit items or $120,000	$	1,427,000

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part IIA of form X-17A-5 as of 9/30/2002) - No material differences exist between the Company's filing under Rule 15c3-1 and the above computation.

GRASSI & CO.

Offices in Principal Cities Worldwide

Certified Public Accountants, P.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

December 6, 2002

To the Stockholder and Board of Directors
National Securities Corporation
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of National Securities Corporation and Subsidiary for the year ended September 30, 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for the determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the

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objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control structure practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grassi & Co., CPAs, P.C.

Grassi & Co., CPAs, P.C.